EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(In millions except ratios)

	Years ended
	July 3, 2004 (1)	June 28, 2003 (2)
Fixed charges and preferred stock dividend requirements:
Interest expense	$271	$276
Interest portion of rental expense	68	64

Total fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends of consolidated subsidiaries	339	340
Preference security dividends of consolidated subsidiaries	0	15
Capitalized interest	10	11
Preferred stock dividend requirements (3)	0	17

Total fixed charges and preferred stock dividend requirements	$349	$383

Earnings available for fixed charges and preferred stock stock dividend requirements:
Income before income taxes continuing operations	$1,542	$1,484
Less undistributed income in minority owned companies	1	10
Add minority interest in majority-owned subsidiaries	4	10
Add amortization of capitalized interest	17	23
Add fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends of consolidated subsidiaries	339	340

Total earnings available for fixed charges and preferred stock dividend requirements	$1,903	$1,867

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.5	4.9

(1)	During fiscal 2004, the corporation recorded a pretax charge of $54 in connection with certain reshaping actions.
(2)	During fiscal 2003, the corporation recorded a pretax credit of $2 in connection with the reversal of certain reshaping actions and a Bakery restructuring charge.
(3)	Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends. Effective with the first quarter fiscal 2004, all preferred stock has been converted to common stock.